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                             June 10, 2024

       Kin Chung Chan
       Chairman and Chief Executive Officer
       Reitar Logtech Holdings Ltd
       c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road Kwun Tong, Kowloon, Hong Kong

                                                        Re: Reitar Logtech
Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 4, 2024
                                                            File No. 333-278295

       Dear Kin Chung Chan:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Index to Consolidated Financial Statements, page F-1

   1. We note the audited financial statements of Reitar Logtech Holdings Limited are older than 12 months. Please
update your financial statements and related disclosure pursuant to
                                                        Item 4.a. of Form F-1
and Item 8.A.4 of Form 20-F or, if applicable, provide the
                                                        appropriate
representations required by Instruction 2 to Item 8.A.4 of Form 20-F in an exhibit to the filing.
 Kin Chung Chan
FirstName  LastNameKin  Chung Chan
Reitar Logtech Holdings Ltd
Comapany
June       NameReitar Logtech Holdings Ltd
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      William Ho, Esq.